Exhibit 23.1
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Proterra Inc (formerly Arclight Clean Transition Corp.) on Form S-1 of our report dated March 30, 2021, except for the effects of the restatement discussed in Notes 2, 3, 10 and 12 and Derivative Warrant Liabilities in Note 8 as to which the date is May 5, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Proterra Inc (formerly Arclight Clean Transition Corp.) as of December 2020 and for the period from July 28, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ MARCUM LLP

MARCUM LLP
Melville, NY
June 28, 2021